 Exhibit 99.1

April 14, 2022
Dear Shareholder,

Pembina Pipeline Corporation’s (“Pembina” or the “Company”) Board of Directors (the “Board”) and Human Resources, Health and Compensation Committee (the “committee”) are writing to ask for your continued support for our approach to executive compensation via the annual “say on pay” vote at this year’s Annual General Meeting on May 6, 2022 (the “2022 AGM”). Over the last three years, shareholder support for say on pay has been consistently high, steadily increasing from 91.67% in 2019 to 93.75% in 2021. These voting results reflect support for our continuing pay-for-performance philosophy, which is designed to attract and retain the best available talent and is central to all of our executive compensation decisions.

As a general matter, the Board believes that the Company’s historic compensation structure appropriately compensates our executives. However, 2021 was an extraordinary year for Pembina with significant changes to our leadership team. These leadership changes were an important factor in the Board’s determination that the following two payments to certain members of our leadership team, which are outside our typical approach to executive compensation, were in the best interests of the Company:

(i)	a one-time stock option retention award to certain members of the executive team in March 2021 (the “one-time option awards”); and
(ii)	an equity compensation grant in the form of restricted share units (“RSUs”) to each of Scott Burrows and Cameron Goldade in November 2021 in connection with their appointments to their positions as interim Chief Executive Officer and interim Chief Financial Officer, respectively (the “RSU grants”).

Without proper context, the above payments may appear inconsistent with our pay-for-performance philosophy. Therefore, the Board would like to take this opportunity to provide details regarding these grants and demonstrate how they are aligned with the best interests of the Company and its shareholders. Additional details can also be found in the Compensation Discussion and Analysis section of our management information circular dated March 18, 2022, that was mailed to shareholders in connection with the 2022 AGM.

One-Time Option Awards

In March 2021, Pembina granted one-time option awards to certain key executives at the vice president level and higher. Two unusual events had an impact on our executive team in 2021, which caused the Board to determine that it was in the best interests of the Company to approve the one-time option awards.

First, Pembina completed a company-wide reorganization that began in late 2020. The reorganization was not completed at the executive level until March 2021 and resulted in several changes to our executive team. As a result of the reorganization, two of our most senior officers retired from the company in early 2021, requiring a search for two new officers. While one of those positions was filled relatively quickly, the other has only just been filled. In addition, the reorganization resulted in fewer vice president positions and several vice president roles being restructured and/or remaining unfilled for some time. Accordingly, the reorganization resulted in a redistribution of responsibilities at the vice president level and higher, with many executives taking on increased work and responsibility, without corresponding salary increases.

Second, at the same time as the reorganization, there was significant concern that we could lose some of our most critical and valuable members of our leadership team. 2021 was a year where an unprecedented number of executives across all sectors left their roles. In addition, in early 2021 a takeover bid was made for one of our competitors, which increased competition in our industry. Due to the combination of the increased competition in our industry and the impact the reorganization had on our executives, there was a very real risk that we might lose some of our key executives, many of whom were among those most critical to our future success.

The committee carefully considered the above factors as well as the considerable difficulties associated with trying to fill senior positions that might become vacant given the market conditions prevailing at that time. After carefully considering available alternatives, and weighing the potential risks of doing nothing, the committee and the Board determined that it was in the best interests of the Company to offer a retention incentive to certain key executives.

The one-time option awards were intended to serve as a longer-term retention tool. Unlike Pembina’s regular options, which vest one-third in each year following the grant, the one-time option awards vest 100% on the fourth anniversary of the grant. Accordingly, any executive who received the one-time option awards will need to remain with Pembina until March 2025 to receive any benefit from the awards. It is also important to note that only those executives who the Board thought were at risk of leaving and were critical to the Company’s success received the one-time awards. Our President and Chief Executive Officer at the time did not receive a one-time award as the Board did not believe he was at risk of leaving the Company.

RSU Grants

In addition to the leadership changes resulting from the reorganization, Mick Dilger, our former President and Chief Executive Officer, left the company in November 2021. The Board then appointed Scott Burrows, Pembina's former Senior Vice President and Chief Financial Officer, as interim President and Chief Executive Officer, and Cameron Goldade, Pembina's former Vice President, Capital Markets, as interim Chief Financial Officer to replace Mr. Burrows. Mr. Burrows was then appointed to the position of President and Chief Executive Officer on February 22, 2022.

When Messrs. Burrows and Goldade assumed their new interim positions, the Board, based on advice received from Mercer, our independent compensation consultant, approved new compensation packages for each of Messrs. Burrows and Goldade that included a salary increase and the RSU grant. The new compensation packages were provided to reflect their new roles and the increased responsibilities of their new positions.

When determining the appropriate compensation for their appointments, with the assistance of Mercer, the Board considered compensation benchmarks within Pembina’s peer group. The total compensation packages agreed to for the interim positions were below the benchmarks for these roles if they were permanent positions.

The Board and committee also determined to award a significant portion of Messrs. Burrows’ and Goldade’s compensation packages in RSUs to serve as a longer-term retention tool. The RSU grants vest 100% after three years, unlike Pembina’s ordinary RSU awards, which vest one-third in each year following the RSU grant. Accordingly, Messrs. Burrows and Goldade will need to remain with Pembina until November 2024 to receive any benefit from the RSU grants.

Looking Forward

2021 was a year of extraordinary change for Pembina that resulted in executive pay decisions that were outside of our typical approach to executive compensation. The Board believes that the one-time awards served their purpose by playing a critical role in retaining key members of leadership during a period of transition and uncertainty and that the new compensation packages to Messrs. Burrows and Goldade were necessary to reflect their new roles and the increased responsibilities of their new positions.

It is important to note that the Board does not intend to grant special retention options in the foreseeable future and that the RSU grants to Messrs. Burrows and Goldade will not be recurring awards.

We are confident that Pembina has the right organizational structure, people and platform to continue building on Pembina’s base business and to support long-term growth opportunities, while being a leading participant in the energy industry’s evolution to a more sustainable future. We are committed to compensation that is fair and competitive to retain talent and expect to return to Pembina’s usual approach to executive compensation in 2022.

We ask that you consider the above as part of making your voting decision for the say on pay resolution. If you have any questions or concerns, please do not hesitate to contact our Investor Relations team by telephone at (403) 231-3156 or by email at investor-relations@pembina.com.

Sincerely,

(signed) “Henry Sykes”

Henry Sykes

Chair, Human Resources, Health and Compensation Committee